Michelle S. Mapes, Partner DIRECT 402.964.5091 FAX 402.964.5050 ·michelle.mapes@huschblackwell.com 1620 DODGE STREET, SUITE 2100 · OMAHA, NE 68102-1504 www.huschblackwell.com

August 21, 2008

VIA EDGAR

Ms. Era Anagnosti
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:	Green Plains Renewable Energy, Inc.
Registration Statement on Form S-4 Amendment No. 1
Filed on August 1, 2008
File No. 333-151900

Dear Ms. Anagnosti:

We have set forth below the responses of Green Plains Renewable Energy, Inc. (“GPRE” or the “Company”) to the comments contained in the comment letter dated August 15, 2008 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company is concurrently filing via EDGAR Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”).  The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.  To expedite your review, we are also sending you copies of the Registration Statement marked to show changes from the filing on August 1, 2008.  All page references in the Company’s responses are to the marked copies of the Registration Statement, not the EDGAR view.  Certain page numbers have changed from the initial filing.  For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.

General

1.               Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

The Company will ensure that the financial statements and corresponding financial information comply with Rule 3-12 of Regulation S-X.

2.               Please revise your tax disclosure throughout the document to state that Stoel Rives “has” opined or delivered their opinion instead of stating that they “will” deliver their opinion.

The tax disclosure has been revised to state that Stoel Rives has delivered its tax opinion.

Letter to Shareholders

3.               The letter still appears dense and confusing.  In the first paragraph, please state simply that you will acquire VBV, IBE and EGP since the details regarding the legal mechanics of the mergers are disclosed elsewhere in the prospectus.  In the second full paragraph, please state simply that you have received an opinion the mergers will be tax free reorganizations since the details are disclosed elsewhere.

The first paragraph of the letter has been revised as requested.  We have revised the cover letter to reflect the fact that, for U.S. federal income tax purposes, the VBV Merger will qualify as a “reorganization” and GPRE, its subsidiaries, VBV, and (depending on their individual circumstances) VBV Members generally will not recognize gain or loss as a result of the Mergers.  We are unable to state that the EGP Merger and the IBE Merger will be a tax free reorganization because the EGP Merger and the IBE Merger will be taxable to the holders of units in EGP and IBE (other than VBV).

Summary, page 8

The Companies, page 8

                                                                        VBV LLC, page 8

4.               We note your response and revised disclosure in response to comment 18 of our prior letter.  Following our review of the supplemental materials, we note that on page 3, of the Project Eagle Preliminary Bank Presentation dated April 21, 2008, VBV is characterized as a joint venture of NTR and Wilon.  Please revise your disclosure to describe adequately the nature of VBV’s business.  To the extent that VBV’s business extends beyond managing the operations of IBE and EGP, please disclose what the other aspects of VBV’s business are.

We understand that the Project Eagle Preliminary Bank Presentation you reference in your comment characterized VBV as a “joint venture” of NTR and Wilon to simplify the explanation of VBV’s ownership structure for purposes of that presentation.  As noted in the disclosure contained in the Registration Statement, VBV is owned by the two Bioverda entities (each of which are wholly owned subsidiaries of NTR plc) and Wilon.

In addition to managing certain operational aspects of IBE and EGP, VBV also markets ethanol in different geographic locations around the United States and is in process of building a fee-based ethanol marketing business to provide this service to other ethanol plants in the industry.  VBV may engage in other industry-related business activities as determined by its board and management in the future.  This disclosure has been added to the Registration Statement on page 8 and on pages 173-174 in the section entitled “Information With Respect to VBV and the VBV Subsidiaries.

Conditions to Completion of the Mergers, page 10

5.               We note your revised disclosure in response to comment 20 of our prior letter; however, it seems that you have not addressed the circumstances under which you would re-solicit the shareholders’ votes.  Please revise your disclosure accordingly.

The disclosure has been revised as requested on page 10.

Background of the Mergers, page 55

6.               Please quantify your valuation disclosure to help investors understand how the parties arrived at the 11,139,000 share number and what value that number of GPRE shares represented at that time.

The requested disclosure has been made on pages 59-60 and 62.

GPRE’s Reasons for the Mergers, page 61

7.               Please quantify your disclosure related to the “modest” accretion to earnings found in the fourth bullet point of your disclosure.

The requested disclosure has been made on page 63.

VBV’s and VBV Subsidiaries’ Reasons for the Mergers, page 62

8.               From our review of the supplemental materials, we note that one of VBV’s reasons for merging with GPRE was VBV [Subsidiary] members’ ability to achieve liquidity through receipt of publicly traded common stock (see page 5 of the Project Eagle Preliminary Bank Presentation dated April 21, 2008).  To the extent that this was a material reason for the mergers as well as a material factor in determining the structure of the merger, please disclose.

We note that the last bullet point under the heading “VBV’s and VBV’s Subsidiaries’ Reasons for the Mergers” on page 64 of the Registration Statement contains this disclosure. We have updated the disclosure on page 57 of the Registration Statement under “Background of the Mergers” to indicate that one of the material factors that was discussed among the parties as a consideration in determining the structure of the merger was the ability of the VBV Subsidiary members to achieve liquidity through receipt of GPRE’s common stock as merger consideration.

Opinion of Financial Advisor, page 63

9.               We also note that it is not clear how Duff & Phelps selected the “overall concluded value range in which” it assessed the overall fairness of the transaction.  Please explain.

The disclosure has been revised to further clarify on pages 69-72.

Discounted Cash flow Analysis, page 67

10.         We note your response to the first half of comment 47 of our prior comment letter.  Since Duff & Phelps relied on the projections and the quality of the discounted cash flow analysis is directly related to the quality of the inputs and assumptions used in its analysis, the disclosure of projections appears to be material to a voting shareholder in evaluating the discounted cash flow analysis.  Please provide to us a detailed legal analysis that explains why this data is not material, or otherwise disclose the financial projections used in Duff & Phelps’ analysis necessary for the voting shareholders’ understanding of the current disclosure.  Please note that material information must be disclosed, even if confidential.

Additional disclosure presenting these projections has been made on pages 68-69.

Selected Public Companies’ Analysis, page 67

11.         Based on our review of the supplemental materials, it is not clear what variables Duff & Phelps used in determining the Adjusted Enterprise Values and the equity values in the selected public companies’ analysis.  Please explain.

Additional explanatory disclosure has been made on pages 68-69.

Summary of Analysis, page 69

12.         The range of values disclosed here differs from the range of values found in the discounted cash flow analysis on page 67 and the selected public companies’ analysis on page 68.  Please explain the difference in values as well as how you arrived to the 16,871,472 share number.

Additional explanatory disclosure has been made on pages 69-72.

Material U.S. Federal Income Tax Consequences of the Mergers, page 73

13.         We note your revised disclosure in response to the third bullet point of comment 10 of our prior comment letter.  It remains unclear to us why the tax summary is applicable “only to [the] Subsidiary Holders and Subsidiary Optionholders…” and not to GPRE and all of the Holders who are U.S. persons.  Please explain or revise your disclosure accordingly.

The second sentence of the tax disclosure on page 75 has been revised to clarify that the tax disclosure applies to GPRE, the VBV Members, VBV, the Subsidiary Holders, and the Option holders, except for Subsidiary Holders and Option holders who are not U.S. persons.  We are not aware of any Subsidiary Holders or Option holders who are not U.S. persons, and thus we believe that the exclusion of that subset from the tax disclosure is immaterial.

The Merger Agreements, page 80

14.         Following our review of the supplemental materials you provided to us in response to comment 55 of our prior comment letter, we note the disclosure related to Schedule 3.2(i) of the VBV merger agreement.  To the extent material, please quantify the resulting tax liability and discuss whether this liability may have a material adverse effect on the combined business.

Neither of the items is material.  The first item concerns the effective date of VBV’s election to be classified as a corporation.  The question is whether VBV’s election to be classified as a corporation was effective on September 28, 2006, the effective date requested by VBV, or on April 11, 2007, the date on which the IRS accepted VBV’s election.  At issue is whether VBV is entitled to use approximately $50,000 of tax losses that were incurred before April 11, 2007.  Neither the amount of the tax losses or any other consequence of the potential delayed effectiveness of the election is material.

The second item concerns whether the IRS will grant a retroactive extension for IBE’s request to change its taxable year from the year ending December 31, 2007 to a year ending March 31, 2007.  Because IBE is treated as a partnership for federal income tax purposes, and partnership items are included on the returns of their partners for their taxable years in which the partnership’s year ends, at issue is the taxable year in which VBV will include its share of IBE’s income or loss for the period beginning January 1, 2007 and ending March 31, 2007.  This deferral (or acceleration) of three months of IBE’s income or loss is not material.

15.         The context of the disclosure related to Schedule 4.2 (g) of the VBV merger agreement is ambiguous, and the reference to the undisclosed liability is unclear.  Please explain to us supplementally the matters addressed by the disclosure.

The reference to “undisclosed liability” comes from the heading of Section 4.2(g) of the VBV Merger Agreement.  A potential liability arose after the “Most Recent Balance Sheet” under the Merger Agreement relating to real estate tax assessment on the Shenandoah ethanol plant land.  The value for real estate tax purposes had been approximately $621,000 and the proposed new valuation by the county assessor had increased to approximately $3,038,000.  GPRE is challenging the assessment.  If the county is successful in the increased valuation, it would result in approximately an additional $50,000 per year real estate tax obligation.  GPRE believes it has reasonable likelihood to succeed on its challenge and if not successful, it does not view the financial impact of the increased tax as material.  It did however choose to disclose this item to VBV in the disclosure schedule.

Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes Thereto, page 98

16.         We note your response to prior comment 68.  Please identify the entity that will be purchasing the 6,000,000 shares of your stock at $10.00 per share.  Your disclosures elsewhere indicate that the stock purchase will be made by Bioverda International Holdings Limited and Bioverda US Holdings LLC, which your disclosures on page 11 indicate currently own approximately 90% of VBV LLC.  In a similar manner to your response, please disclose that the stock purchase agreement is contingent upon the occurrence of the merger.  Please disclose whether there is any possibility for the stock purchase agreement not to occur upon the occurrence of the merger.  Please also disclose what consideration you gave as to whether the cash received in the stock purchase agreement should be included in your purchase price calculation and allocation.

Additional disclosure has been made on page 104, and, with respect to the consideration of the Stock Purchase in the purchase-price allocation, page 105.  With respect to the possibility for the Stock Purchase not to occur upon occurrence of the merger the fifth sentence of the second paragraph of Note 1 was added.

Note 1.  Basis of Presentation, page 101

17.         We note your response to prior comment 66.  Please disclose the nature and terms of any contractual agreements, including management or cost sharing agreements, which will be in place subsequent to the acquisition in the pro forma financial statements and related notes.  Please also disclose how you determined you did not need to give pro forma effect to these arrangements.

Upon further analysis we have determined the additional compensation resulting from the change of control under our chief financial officer’s employment agreement and the execution of an employment agreement with VBV’s chief executive officer constitute material agreements or modifications that are related to the transactions.  As a result, additional pro forma adjustments for these items (Adjustment (g)) have been added on pages 102, 103 and 106.

18.         We note your response to prior comment 64.  It remains unclear how you arrived at the depreciation adjustment amount of $355,000.  We continue to believe that you should present the detailed calculation used to arrive at this amount.  Your calculation should show the specific adjustment amount related to each asset category and corresponding useful life.

Additional disclosure has been made to note (f) on page 105 and 106.

Note 2.  Pro Forma Adjustments, page 101

19.         In your description of adjustment (b) you state that amounts recorded for corn purchase contracts will be charged to earnings in the periods the contracts mature.  Please expand your disclosure to provide a breakdown of when the contracts mature with corresponding amounts.  Please also disclose that no pro forma adjustment has been included in your pro forma statement of operations for these contracts.  Please also disclose with quantification how changes in the value of the contracts and maturities would impact your statement of operations.

A pro forma adjustment (Adjustment (e)) was recorded to expense the portion of the corn purchase contracts that matured during the period in the pro forma statement of operations for the three-month period ended May 31, 2008 (which were added in Amendment No. 2).  However, no pro forma adjustment was recorded for the pro forma statement of operations for the twelve-month period ended February 29, 2008 due to the fact that the corn purchase contracts, if they had existed at the time, had no material value as of the beginning of the twelve-month period, March 1, 2007, the assumed date of closing of the Mergers.  Corn prices have increased substantially since that time which resulted in the fixed-price contracts’ substantial valuation at the balance sheet date of May 31, 2008.  Further disclosures have been added on pages 104 and 105 to describe the financial impact of the corn purchase contracts generally and the specific assumptions and adjustments made.

20.         Please disclose how you determined it was appropriate to use a value of $10 per share.

Additional disclosure has been made on page 104.

21.         You state that options to purchase 267,528 shares of GPRE common stock, which were issued to convert options to purchase IBE and EGP units, are assumed to be exercised for the pro forma financial statements on the date the mergers are consummated.  Please further disclose how you determined it was appropriate to assume these options are exercised.  Please also disclose what consideration you gave to SFAS 123(R)  in accounting for the exchange of these options, including whether the replacement awards should be accounted for as apart of the purchase price, compensation, or a combination of both.  Please also disclose whether or not the original options were vested and whether the new options will or will not be vested.  Please also disclose how you will account for the new options subsequent to the acquisition.

Upon further consideration we changed our assumption related to the options to assume they were not exercised on the date the Mergers are consummated.  Because the options were issued by VBV, the acquiring company for accounting purposes, and the options are being converted on an equivalent basis to recognize the Mergers (similar to an adjustment to employee stock options to reflect stock splits), the issuance has no effect on the purchase price allocation.  Further, VBV previously accounted for the options under SFAS 123(R) at the time of issuance.  The conversion of the options consistent with the terms of the Mergers (i.e. the strike prices and number of shares were adjusted based on the applicable exchange ratios) and with no other modification to their terms (e.g. maturity, vesting, etc.) would not trigger recognition of additional expense or purchase consideration.  The existence of the options was considered for purposes of determining diluted earnings per share (“EPS”), however, the pro forma statements of operations indicate a net loss, so the options were not considered exercised for EPS purposes because they would have been antidilutive.  Finally, we believe the options are immaterial overall (options represent approximately 1 percent of the total shares outstanding after the Mergers), do not have a material effect on the pro forma financial statements and, more importantly, will not have a material effect on future financial results.  The terms of the option conversions are described in greater detail elsewhere in the Registration Statement.  Due to these factors, we believe it is unnecessary to disclose additional detailed information concerning the options or their accounting in the pro forma financial statements.

Related Transactions of VBV and its Subsidiaries, page 124

22.         Following our review of the supplemental materials you provided to us in response to comment 55 of our prior comment letter, we note that Schedule 3.2(f) of the VBV merger agreement includes loans made by VBV to Mr. Becker.  To the extent material, please disclose them in the filing.

The promissory notes described in Schedule 3.2(f) to the VBV Merger Agreement relate to previous compensation arrangements between Mr. Becker and VBV and are no longer outstanding.  Accordingly, no disclosure has been added to the Registration Statement.

Executive Compensation, Page 127

Compensation Discussion and Analysis, page 127

Long-Term Incentive Compensation, page 128

23.         We note your revised disclosure in response to comment 74 of our prior comment letter.  However, the revised disclosure does not address how the Compensation Committee measures the value of an “individual’s contributions to GPRE” and GPRE’s overall performance.  Please revise your disclosure to address our prior comment 74 in full.

The disclosure has been revised as needed on pages 132 and 133.

Financial Statements

VBV LLC

Consolidated Statements of Cash Flows, page F-62

24.         We note your response to prior comment 82.  Your restated statements of cash flows reflect an increase in construction in progress for amounts still owed of $18,220,685 for the year ended March 31, 2008.  In light of this, please help us understand why the payments for construction in progress, less retainage line item as well as net cash used in investing activities only changed by $10,132,431 in your restated statements of cash flows.

The payments for construction in progress, less retainage line item in the statement of cash flows only changed by $10,132,431 as this amount represents the sum of accounts payable, accrued expenses, and financing costs that were not originally treated as non-cash items in the statement of cash flows.  The supplemental disclosure of non-cash investing and financing activities amount of $18,220,685 includes the $10,132,431 and retainage payable amounts that were previously treated as non-cash, but not disclosed supplementally.

Part II

Exhibit 8.1

25.         We note that, other than the VBV merger, the tax opinion expresses no opinion as to any other tax consequences of the mergers.  Please confirm that you do not consider the fact that GPRE, its subsidiaries and VBV should not recognize any gain or loss as a result of the EGP and IBE mergers to be a material consequence.

The tax opinion has been revised to include an opinion to the effect that none of GPRE, any of its subsidiaries, or VBV should recognize gain or loss as a result of the EGP Merger and IBE Merger.

26.         With respect to your opinion set forth in point 5, please remove the following language:  “subject to the qualifications set forth therein and in this letter, to the extent they describe U.S. federal income tax laws or legal conclusions with respect thereto.”

The language has been removed from the tax opinion.

27.         In the last paragraph, since the opinion is addressed to VBV and Green Plains, please delete the statement that it may not be relied upon by any other person since shareholders are entitled to rely on the opinion.

The language has been removed from the tax opinion.

You may contact the undersigned at (402) 964-5091, Shari Wright at (816) 983-8165 or Dan Peterson at (314) 345-6246 if you have any questions.

Sincerely,

/s/ Michelle Mapes

Michelle Mapes